Exhibit 99.1

Jeffs’ Brands: KeepZone AI Enters into Non-Exclusive Reseller Agreement with Beesense Sensors Systems, Expanding Defense and Security Solutions Across Canada and Mexico

Tel Aviv, Israel, Jan. 21, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into a non-exclusive reseller agreement (the “Agreement”) with Beesense Sensors Systems Ltd. (“Beesense”), an Israeli innovator in multi-sensor technology for intelligence, surveillance, and reconnaissance (“ISR”) applications.

The Agreement appoints KeepZone as a reseller of certain Beesense products and services in Canada and Mexico, expanding Jeffs’ Brands’ presence in the North American defense and security sectors.

Under the terms of the Agreement, KeepZone will promote, market, sell and provide support services in connection with applicable Beesense product families, including the Firefly, Mantis and BEE series. These solutions feature dual-channel observation and surveillance systems designed for land, air and maritime use, providing real-time, holistic views for ISR capabilities.

“We are thrilled to collaborate with Beesense, a leader in multi-sensor technologies, to bring their state-of-the-art solutions to customers in Canada and Mexico,” said Alon Dayan, Chief Executive Officer of KeepZone. “We believe this strategic collaboration not only strengthens our position in the defense and security space but also leverages our AI expertise to deliver enhanced value to end-users, supporting Jeffs’ Brands’ vision for diversified, tech-forward growth.”

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, including its belief that the Agreement will expand and enhance KeepZone’s security solutions portfolio, its presence in the North American defense and security sectors, and will support the Company’s vision for diversified, tech-forward growth. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com